SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note

TAM S.A. (Bovespa: TAMM4 and NYSE: TAM), in light of an article published in the Valor Econômico newspaper on August 18, 2010 under the headline “Acordo prevê ações Classe A e B na TAM” ("Agreement foresees Classes A and B shares for TAM"), would like to clarify the following to its shareholders and the market:

1.         The aforementioned article does not reflect the transaction discussed and approved by TAM S.A. ("TAM") and LAN Airlines S.A. ("LAN") disclosed to the market in the Material Fact dated August 13, 2010 (the “Material Fact”).

2.         Presently, LAN has exclusively voting, common shares issued and outstanding, and this will not change after all the steps described in the Material Fact are implemented, including the modification of LAN's corporate name to LATAM Airlines Group S.A. ("LATAM").  Accordingly, LATAM will have only voting, common shares issued and outstanding.

3.         The "HoldCo" company mentioned in the article will be incorporated by means of a contribution of the shares issued by TAM that are held exclusively by TAM Empreendimentos e Participações S.A., a company owned by the Amaro Family.  Contrary to what is stated in the aforementioned article, the shares to be issued by "HoldCo" will not be converted into shares issued by LATAM.

4.         Only shares issued by TAM, whether common or preferred, will be eligible to be exchanged for common shares issued by LATAM (and, consequently, for corresponding depositary receipts to be traded in Brazil or in New York), based on the same, single exchange ratio (0.90 shares of LATAM for each share of TAM).

São Paulo, August 19, 2010.

________________________________________

Líbano Miranda Barroso

Investor Relations Officer of TAM S.A.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 20, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.